John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157
john.lively@1940actlawgroup.com

January 5, 2017 Ms. Alison White U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Re: The PFS Funds (the “Trust”) (File Nos. 811-09781 and 333-94671)

Dear Ms. White:

     On December 9, 2016, the Trust filed with the Securities and Exchange Commission (the “Commission”) a preliminary proxy statement on Schedule 14A. The preliminary proxy statement relates to the solicitation of the vote of shareholders of the Christopher Weil & Company Core Investment Fund (the “Fund”), a series of the Trust, relating to the approval of a change in sub-classification of the Fund from a “diversified” fund to a “non-diversified” fund, as defined in the Investment Company Act of 1940, as amended.

     You provided comments to my colleague, Cynthia Baughman, relating to the proxy statement. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a definitive proxy statement. The definitive proxy statement will include responses to the comments as described in this letter.

Transmittal Letter / Shareholder Proposals

1. Comment: The transmittal letter accompanying the Proxy Statement indicates that shareholders are being asked to vote on a proposal to approve modifications to certain investment strategies of the Fund as well as the diversification policy of the Fund. The Proxy Statement contains no disclosure on changes to investment strategies. Is a proposal missing or has this item been dropped?

   Response: This was an error in the transmittal letter. There is a modification to the principal investment strategies of the Fund; however, the nature of these changes do not call for approval by shareholders of the Fund. The Trust notes that the changes to the principal investment strategies have been made to a version of the Fund’s prospectus that was filed with the Commission on December 29, 2016 in an amendment to the Trust’s registration statement made pursuant to Rule 485(a) under the Securities Act of 1933, as amended.

Ms. Alison White U.S. Securities and Exchange Commission January 5, 2017

Proposal

2. Comment: Please disclose the reason for the Board of Trustee’s recommendation that the Fund become non-diversified.

    Response: The Trust has revised the disclosure as you have requested.

3. Comment: Under the section captioned “Payment of Proxy Expenses,” if the proxy solicitation will be made by specially engaged employees of paid solicitors please state the material features of this contract or arrangement as required by Item 4(a)(3) of Schedule 14A.

    Response: The Trust will not utilize specially engaged employees or paid solicitors for the proxy solicitation. Accordingly, the Trust has not made any revisions to the disclosures.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely, /s/ John H. Lively John H. Lively

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